EXHIBIT 23.2



                          INDEPENDENT AUDITORS CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of MOCON Inc. of our reports dated February 21, 2002 relating to the consolidated balance sheets of MOCON Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related schedule, which reports appear in the 2001 annual report on Form 10-K of MOCON Inc.

Our report refers to MOCON Inc.'s adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001.

/s/ KPMG LLP

Minneapolis, Minnesota
June 6, 2002